UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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07007387

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65725

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PROSPECT FINANCIAL ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11355 WEST OLYMPIC BLVD SUITE 220 LOS ANGELES, CA 90064
(No. and Street)

LOS ANGELES, CA 90064
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SCOTT WENDELIN 310-231-5648
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARUE CORRIGAN MCCORMICK
(Name – *if individual, state last, first, middle name*)

5959 TOPANGA CANYON BLVD SUITE180 WOODLAND HILLS, CA 91367
(Address) (City) (State) (Zip Code)

PROCESSED
APR 11 2007
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING SECTION
APR 02 2007
WASH, D.C.
199

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SCOTT WENDELIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PROSPECT FINANCIAL ADVISORS, LLC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SR. MANAGING DIRECTOR & CEO

Title


WIVORY E. DUMAS
Commission # 1594862
Notary Public - California
Los Angeles County
My Comm. Expires Aug 10, 2009

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

LaRUE, CORRIGAN & McCORMICK LLP

Certified Public Accountants

5959 Topanga Canyon Boulevard, Suite 180
Woodland Hills, California 91367
Telephone 818-587-9300
Facsimile 818-347-0904
lcmcpa.com

ROBERT LaRUE 818-587-9302 MIKE McCORMICK 818-587-9303
KEN TEASDALE 818-587-9305 JACK CORRIGAN 818-587-9301

INDEPENDENT AUDITORS' REPORT

To the Members
Prospect Financial Advisors, LLC

We have audited the accompanying statement of financial condition of Prospect Financial Advisors, LLC (a Limited Liability Company), as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Prospect Financial Advisors, LLC as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

The 2006 financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3, the Company's recurring losses from operations raise substantial doubt about its ability to continue as a going concern. The Company has relied upon capital contributions from its members to continue its operations and is seeking sources of additional capital to solidify its business. Management's plans concerning these matters are also described in Note 3. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

LaRue, Corrigan + McCormick LLP

January 18, 2007

PROSPECT FINANCIAL ADVISORS, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2006

Assets	
Current assets:	
Cash (Note 2)	$ 86,058
Prepaid expenses and other current assets (Note 2)	79,765
Total current assets	165,823
Property and equipment, net (Notes 2 and 5)	15,606
Exercisable warrants (Note 6)	167,083
Total assets	$ 348,512
Liabilities and members' equity	
Current liabilities:	
Accounts payable	$ 6,132
Insurance payable	49,098
Current portion of long term debt (Note 7)	5,918
Total current liabilities	61,148
Long term debt (Note 7)	2,039
Total liabilities	63,187
Commitments (Note 8)	
Members' equity / (deficit) (Note 10):	
Series A preferred interest	285,327
Series A common interest	(2)
Series B common interest	-
Total members' equity	285,325
Total liabilities and members' equity	$ 348,512

See independent auditors' report and accompanying notes

PROSPECT FINANCIAL ADVISORS, LLC
(A Limited Liability Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2006

Note 1 – Organization

Prospect Financial Advisors, LLC (the Company) was formed as a Delaware Limited Liability Company on April 19, 2002 for the purpose of providing various financial advisory services.

As a Limited Liability Company, the members' personal liability for the obligations or debts of the entity is limited. The Company's operating agreement calls for the termination of the Company upon any of the following events: at any time following the conversion of all Series A Preferred Units into Series A Common Units, the affirmative vote of the holders of at least two-thirds of the outstanding Series A Common Units, the affirmative majority vote of the Series A Preferred Interest Members, the affirmative majority vote of all members, the approval of the Board of Directors, the sale of all or substantially all of the Company's assets or the entry of a decree of judicial dissolution.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting - The Company presents its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Balances - The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on its cash balances. The Company did not have cash on deposit exceeding the insured limit at December 31, 2006.

Prepaid Expenses - Prepaid expenses primarily include prepaid insurance, which is expensed monthly over the life of the policies.

Property and Equipment - Property and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred. Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets, which ranges from three to five years.

Note 3 – Operating Results and Management Plans

The Company's net loss for the year ended December 31, 2006 was $1,526,579 compared to a net loss of $1,185,378 for the year ended December 31, 2005. The Company continues to raise capital from its members and will also be seeking additional equity members in 2007 to help finance its operational needs and open new lines of business.

Note 4 – Income Taxes

The Company is treated as a partnership for income tax purposes and as such, is not taxed. Members are taxed separately on their distributive share of the LLC's income whether or not that income is actually distributed. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

Note 5 – Property and Equipment

Property and equipment at December 31, 2006 consists of the following:

Computer and office equipment	$38,131
Less: accumulated depreciation	(22,525)
	$15,606

Depreciation expense for year ended December 31, 2006 was $9,254.

Note 6 – Exercisable Warrants

On June 30, 2005, the Company received 2,850,000 common stock purchase warrants (the "Warrants") from a client as part of an advisory fee for services rendered. The Warrants are exercisable for a period of five years at an exercise price of $0.06 per share of common stock to be acquired upon exercise. The fair value of the Warrants received was determined upon issuance and then revalued on December 31, 2005 due to impairment using the Black-Scholes option-pricing model with the following assumptions: risk free interest rate of 3.0%; expected lives of 5 years; expected volatility of 45.0%; and no dividend yield.

PROSPECT FINANCIAL ADVISORS, LLC
(A Limited Liability Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2006

Note 7 – Loan Payable

During the year ended December 31, 2004, a Series A Preferred Interest member loaned the Company $22,379 which is due in May 2008 (see Note 9). The Company makes monthly payments in the amount of $515, including interest at a rate of 4.96%. Principal payments on the loan payable are due as follows:

2007	5,918
2008	2,039

Interest expense for the year ended December 31, 2006 was $491.

Note 8 – Commitments

The Company leases its premises as well as various office furniture and computers from a Series A Preferred Interest member on a month-to-month basis which began on May 25, 2004 (see Note 9). The Company makes monthly lease payments in the amount of $5,187.

Note 9 – Related Party Transactions

During the year ended December 31, 2006, the Company engaged in several transactions with its members.

Managing Member

The Company's managing member is also a member of the entity who holds the Series A Common Interest in the Company.

Series A Preferred Interest Member

The Company leases its office space as well as various office furniture and computers from a Series A Preferred Interest member on a month-to-month basis. Total payments made to this member during the year ended December 31, 2006 were $63,001. The same Series A Preferred Interest member also loaned the Company $22,379 during the year ended December 31, 2004. The loan requires monthly payments in the amount of $515, including interest at a rate of 4.96%, and is due in May 2008. Total payments made on this loan to the Series A Preferred Interest member during the year ended December 31, 2006 were $6,179. In addition, the Company issued additional Series A Preferred Interest in the amount of $85,281 to its member in exchange for legal services from the member's affiliate firm during the year ended December 31, 2006.

Note 9 – Related Party Transactions (Continued)

Series B Preferred Interest Member

During the year ended December 31, 2006, the Company accepted Paladin Realty Advisors, LLC (Paladin) as a Series B Common Interest member (see Note 10). During the year ended December 31, 2006, the Company engaged in business transactions with Paladin and recognized total revenue and expense from Paladin in the amount of $345,555 and $882,467, respectively.

Series A Common Interest Member

As of December 31, 2006, the Series A Common Interest member owes the Company $1 as total consideration for the Series A Common Interest received, but not yet paid for, pursuant to the Company's operating agreement.

Note 10 – Members' Equity

The Company was originally authorized to issue two classes of member's interest: Series A Preferred Interest and Series A Common Interest. The company subsequently added a Series B Common Interest (See Note 9). Pursuant to the Series A Preferred Unit Purchase Agreement (the Agreement), the Company issued 1,092,501 Units of Series A Preferred Interest to two members at a purchase price of $0.210526 per Unit. The Agreement provides for monthly contributions from these members up to a maximum contribution of $1,000,000 in the aggregate. The managing member will contribute a maximum of $200,000 and the other member will contribute a maximum of $800,000.

As of December 31, 2006, the managing member had contributed $375,000 and the other member had contributed $3,280,281. Both members are aware of the excess contributions and have agreed to continue contributing to the Company to satisfy its cash requirements.

Series A Preferred Interest members were originally entitled to receive dividends at a rate of 12% per annum, payable in arrears, until the member's original contribution is paid in full. In August 2003, the members unanimously voted to retroactively amend the operating agreement to make dividends payable when and if a distribution is declared by the Board of Directors. The Board did not declare a dividend during the year ended December 31, 2006. At the member's option, Series A Preferred Interest may be converted into Series A Common Interest at a conversion price of $0.210526. Series A Preferred Interest members are entitled to elect two Directors who each have one vote. As of December 31, 2006, the Series A Preferred Interest members have elected one Director. Total Series A Preferred Interest Units outstanding as of December 31, 2006 were 17,362,610.

Note 10 – Members' Equity (Continued)

Pursuant to the operating agreement, 3,250,000 Units of Series A Common Interest were issued to one member for total consideration of $1. Series A Common Interest does not accrue dividends and members are entitled to elect one Director who has one vote. The Company has also approved reserving 2,000,000 Series A Common Interest Units under the 2002 Equity Incentive Plan for issuance to officers, directors, employees and consultants of the Company. Total Series A Common Units outstanding as of December 31, 2006 were 3,250,000.

During the year ended December 31, 2006, the Company's operating agreement was amended to allow the Company to issue a third class of member's interest: Series B Common Interest. Pursuant to the amended agreement, the Company issued 706,506 Units of Series B Common Interest to Paladin (see Note 9) at a purchase price of $0.4232519 per Unit. As of December 31, 2006, the Series B Common Interest member had contributed $299,030. Total Series B Common Units outstanding as of December 31, 2006 were 706,506.

Net profits – Pursuant to the amended operating agreement, net profits are split between two different sources: net profits attributable to Paladin and net profits attributable to all other sources.

Net profits attributable to Paladin (as defined in the amended operating agreement) will first be allocated to the holders of units in proportion to, and to the extent of, prior allocations of net losses in reverse order of priority; second, to the holders of Series A Preferred Units in proportion to, and to the extent of, the positive difference between (a) the aggregate amount of Paladin distributable cash distributed to the holders of Series A Preferred Units and (b) the aggregate amount of net profits previously allocated to each such holder; third, to the holders of Series A Preferred Units in proportion to, and to the extent of, the positive difference between (a) the aggregate amount of Paladin distributable cash distributed to the holders of Series A Preferred Units and (b) the aggregate amount of net profits previously allocated to each such holder; fourth, to the holders of common units in proportion to, and to the extent of, the positive difference between (a) the aggregate amount of Paladin distributable cash distributed to the holders of common units and (b) the aggregate amount of net profits previously allocated to each such holder; and thereafter, to the holders of units in accordance with their respective economic percentages (as defined in the amended operating agreement).

Note 10 – Members' Equity (Continued)

Net profits attributable to all other sources (as defined in the amended operating agreement) will first be allocated to the holders of Series A Common Units and Series A Preferred Units in proportion to, and to the extent of, prior allocations of net losses in reverse order of priority; second, to the holders of Series A Preferred Units in proportion to, and to the extent of, the positive difference between (a) the aggregate amount of other distributable cash (as defined in the amended operating agreement) distributed to the holders of Series A Preferred Units and (b) the aggregate amount of net profits previously allocated to each such holder; third, to the holders of Series A Preferred Units in proportion to, and to the extent of, the positive difference between (a) the aggregate amount of other distributable cash distributed to the holders of Series A Preferred Units and (b) the aggregate amount of net profits previously allocated to each such holder; fourth, to the holders of Series A Common Units in proportion to, and to the extent of, the positive difference between (a) the aggregate amount of other distributable cash distributed to the holders of Series A Common Units and (b) the aggregate amount of net profits previously allocated to each such holder; and thereafter, to the holders of Series A Common Units and Series A Preferred Units in accordance with their respective economic percentages.

Net losses – Pursuant to the amended operating agreement, net losses are split between two different sources: net losses attributable to Paladin and net losses attributable to all other sources.

Net losses from Paladin (as defined in the amended operating agreement) will be allocated first to the holders of Series B Common Units in proportion to, and to the extent of, their positive capital account balances, if any; second, to the holders of Series A Common Units and Series A Preferred Units in proportion to, and to the extent of, their respective positive capital account balances, if any; and thereafter, to the holders of Units in accordance with their respective economic percentages (as defined in the amended operating agreement).

Net losses from all other sources (as defined in the amended operating agreement) will first be allocated to the holders of Series A Common Units and Series A Preferred Units in proportion to, an to the extent of, their respective positive capital account balances, if any; and thereafter, to the holders of Series A Common Units and Series A Preferred Units in accordance with their respective economic percentages.

Distributions – Pursuant to the amended operating agreement, distributions are split between two sources: Paladin Cash and Other Distributable Cash. All distributions are made at the discretion of the Board of Directors.

Note 10 – Members' Equity (Continued)

Distributions of Paladin Cash (as defined in the amended operating agreement) are made first to the holders of Series A Preferred Units (and to the holders of Series A Common Units issued upon conversion of Series A Preferred Units), in proportion to their respective unpaid Series A dividends (as defined in the operating agreement) until such time as they have been reduced to zero. Second, distributions will be made to the holders of Series A Preferred Units in proportion to their respective adjusted capital contributions (as defined in the operating agreement), until it has been reduced to zero. Third, distributions will be made to the holders of common units in proportion to their respective adjusted capital contributions (as defined in the operating agreement), until it has been reduced to zero. Thereafter, distributions will be made to the holders of Units with respect to their respective economic percentages (as defined in the operating agreement).

Distributions of Other Distributable Cash (as defined in the operating agreement) are made first to the holders of Series A Preferred Units (and to the holders of Series A Common Units issued upon conversion of Series A Preferred Units), in proportion to their respective unpaid Series A dividends (as defined in the operating agreement) until such time as they have been reduced to zero. Second, distributions will be made to the holders of Series A Preferred Units in proportion to their respective adjusted capital contributions (as defined in the operating agreement), until it has been reduced to zero. Third, distributions will be made to the holders of Series A Common Units in proportion to their respective adjusted capital contributions (as defined in the operating agreement), until it has been reduced to zero. Thereafter, distributions will be made to the holders of Series A Preferred Units and Series A Common Units with respect to their respective economic percentages (as defined in the operating agreement).

Note 11 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or a minimum of $5,000.

The following summarizes the Company's net capital surplus at December 31, 2006:

Net capital	$22,872
Required net capital	5,000
Net capital surplus	$17,872
Net capital ratio	2.76 to 1

END